Mail Stop 6010

      October 6, 2005



VIA U.S. MAIL AND FAX (918) 583-7442

Mr. Robert H. Nelson
Chief Financial Officer
Greystone Logistics, Inc.
1613 East Fifteenth Street
Tulsa, Oklahoma 74120

	Re:	Greystone Logistics, Inc.
		Form 10-KSB for the year ended May 31, 2005
		Filed September 15, 2005
		File No. 000-26331



Dear Mr. Nelson:

      We have reviewed your response dated August 3, 2005 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the year ending May 31, 2005

Financial Statements

1. To the extent you restate your fiscal year 2004 financial statements from those statements previously reported, you should label them as "restated" and refer to the Note which describes the restatement. Please revise your Form 10-KSB for the fiscal year ending May 31, 2005 accordingly.

Note 7. Related Party Transactions, page F-12

Transactions with Paul Kruger, a Significant Stockholder, page F-
13

2. We note that there is currently a dispute with your landlord,
1607
Commerce Limited Partnership (1607 Commerce), regarding whether you successfully terminated your lease agreement. Please tell us and revise this note to disclose how you have evaluated this liability based on paragraph 8 of SFAS 5 and provide all disclosures required by paragraphs 9-10 of SFAS 5.

Note 16. Impairments and Relocation Costs, page F-21

3. We note that you have recorded impairment charges of $5.7 million in fiscal 2005. Please respond to the following:

* Please revise this footnote to provide all of the disclosures required by paragraphs 46 and 47 of SFAS 142 with respect to the goodwill impairment charge and paragraphs 25-26 of SFAS 144 with respect to the intangible asset impairment charge.

* Please reconcile for us the $5.7 million impairment charge recorded to the $9.9 million impairment charge discussed in Item 2.06 of the
Form 8-K filed on September 1, 2005.

4. You state on page F-7 that you review your property, plant and equipment for impairment whenever events or changes in circumstances indicate that the assets may be impaired. Further, you state that your evaluation compares the estimated future undiscounted cash flows to the asset`s carrying amount. We note from your disclosures on page 21 that the intangible assets arising from the 2003 acquisition of Greystone Plastics, Inc. have been impaired. You state this impairment charge was due to "liquidity issues and operating results"
that you are currently experiencing. Please tell us whether your impairment analysis relating to the intangible assets also included the property and equipment of $5.7 million that was recorded in connection with the acquisition of Greystone Plastics. If so, tell us why the entire impairment was recorded to the intangible
assets.
If not, tell us why you concluded that the property and equipment should not be included in the evaluation. Refer to paragraphs 7-14 of SFAS 144.

Note 18.  Restatement of Financial Statements, page F-21

5. Revise this footnote to clearly explain the revisions you have made to the previously issued financial statements. Please quantify the restatement by disclosing the line items in the financial statements impacted as before and after the restatement. Refer to APB 20 and paragraph 26 of APB 9 for further guidance of correction of an error in previously issued financial statements.


      As appropriate, please amend your Form 10-KSB for the period ending May 31, 2005 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, Kevin Vaughn at (202) 551-3643 or me at (202) 551-3327 if
you
have any questions regarding these comments.



								Sincerely,



								Michele Gohlke
								Branch Chief

Mr. Robert H. Nelson
Greystone Logistics, Inc.
October 6, 2005
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